Exhibit 99.1

PRESS RELEASE

Immatics Announces Full Year 2021 Financial Results
and Corporate Update

•	IMA203 TCR-T candidate targeting PRAME demonstrated a 50% objective response rate across different solid tumor types in an interim update of Phase 1a dose escalation

•	Multiple IMA203 Phase 1b expansion cohorts being initiated in Q2 2022 including monotherapy at target dose level, checkpoint combination therapy, and 2nd-generation approach IMA203CD8

•	Immatics entered a global licensing agreement with Bristol Myers Squibb to collaborate on clinical development of TCR Bispecific (TCER®) IMA401 targeting MAGEA4/A8; agreement includes $150million upfront payment, up to $770 million in milestone payments, tiered double-digit royalties and a co-promotion option in the U.S.

•	TCER® IMA401 IND[1] approved by regulatory authorities in February 2022; initiation of patient treatment in the first half of 2022

•	TCER® IMA402 targeting PRAME demonstrated preclinical proof-of-concept and initial steps towards GMP manufacturing have been initiated

•	Nancy Valente appointed to Immatics’ Board of Directors

•	Cash and cash equivalents as well as Other financial assets amount to $164 million[2] (€145 million) as of December 31, 2021. Addition of upfront payment from the recent collaboration agreement with Bristol Myers Squibb received in February 2022 ensures cash runway into 2024

Tuebingen, Germany and Houston, TX, March 23, 2022 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, today provided an update on its corporate progress and reported financial results for the quarter and full year ended December 31, 2021.

Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics commented, “Over the course of 2021, Immatics has continued to deliver important milestones across both our clinical and preclinical portfolio. Our Phase 1a data presentation at SITC demonstrated high initial objective response rates in solid cancer patients treated with our ACTengine® IMA203 TCR-T candidate, and we have achieved preclinical proof-of-concept for our TCR Bispecific candidate, TCER® IMA402 – both targeting PRAME, a target frequently expressed on multiple solid cancers. We have also expanded our collaboration with Bristol Myers Squibb to jointly develop our TCER® IMA401 targeting MAGEA4 and MAGEA8 and we plan to initiate the first-in-man clinical trial of IMA401 in the first half of 2022. Together with the company’s strong cash position and further potential opportunities to create valuable partnerships based on our differentiated TCR-based platforms, we are very well positioned to deliver on all relevant upcoming value inflections points across our cell therapy and bispecifics portfolio.”

1 Clinical Trial Application (CTA) approved, the equivalent of an Investigational New Drug (IND) application in Europe

2 All amounts translated using the exchange rate published by the European Central Bank in effect as of December 31, 2021 (1 EUR = 1.1326 USD)

Immatics Press Release March 23, 2022	1 | 10

Fourth Quarter 2021 and Subsequent Company Progress

Adoptive Cell Therapy Programs

•	ACTengine® IMA203 (PRAME) - Immatics provided an interim update on its most advanced Phase 1a TCR-T trial with IMA203 targeting PRAME in a late-breaking oral presentation by Dr. Martin Wermke, coordinating investigator of the trial, at the 36th Annual Meeting of the Society for Immunotherapy of Cancer (SITC) in November 2021. Objective responses (confirmed and unconfirmed partial responses, RECIST 1.1) were observed in 8 out of 16 patients (50%), and 8 out of 13 patients (62%) who were treated at intermediate dose levels 2 and 3 in the dose escalation part of the trial. Objective responses were associated with tumor infiltration and peak T cell persistence in the blood. Treatment-emergent events were transient and manageable; no grade 3 or higher cytokine release syndrome or neurological toxicities were observed.

•	Patient treatment in the Phase 1a study with IMA203 has been completed. Dose level 4 (up to 1.2 billion transduced T cells per m2) has been determined as the provisional Recommended Phase 2 Dose (RP2D). The next data read-out for IMA203 monotherapy is planned for 2H 2022.

•	Based on these interim results, Immatics is expanding the IMA203 study to three Phase 1b dose expansion cohorts, each designed to evaluate the observed objective response rate, demonstrate durability of response and provide the basis for entering registration trials. Cohorts include IMA203 as monotherapy in focus indications, IMA203 in combination with an immune checkpoint inhibitor and IMA203CD8, a 2nd generation monotherapy where IMA203 is co-transduced with a CD8 co-receptor, thereby inducing anti-tumor activity of both CD4 and CD8 T cells. These three Phase 1b IMA203 expansion cohorts are being initiated in Q2 2022. An initial data read-out for the IMA203/immune checkpoint inhibitor combination therapy cohort and the IMA203CD8 cohort is planned for YE2022.

•	ACTengine® IMA201 (MAGEA4/8) and IMA202 (MAGEA1) – In November 2021, Immatics presented interim data on 12 heavily pre-treated patients that were treated with product candidates IMA201 and IMA202. 8 out of 12 patients (67%) showed disease control, and tumor shrinkage was observed in 6 patients (50%). All adverse events for IMA201 and IMA202 were transient and manageable with no dose-limiting toxicities observed. For IMA202, patient recruitment in the dose escalation part of the Phase 1 trial has been completed. For IMA201, dose escalation is ongoing.

•	ACTengine® IMA204 (COL6A3 exon 6) – IMA204 is a first-in-class TCR-T directed against COL6A3 exon 6, a novel tumor stroma target highly expressed in several solid cancers. IMA204 utilizes a next-generation CD8-independent TCR with full functionality in both CD4 and CD8 T cells. IND-enabling studies are nearing completion. Submission of the IND application for IMA204 is expected by the end of 2022.

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TCR Bispecifics Programs

•	TCER® IMA401 (MAGEA4/8) – Immatics entered a global exclusive licensing deal with Bristol Myers Squibb for its most advanced TCER® product candidate, IMA401. The agreement included an upfront payment of $150 million as well as up to $770 million in additional milestone payments plus tiered double-digit royalties on net product sales, and includes the retention of the option to co-fund U.S. development in return for further enhanced U.S. royalties. Both companies will collaborate to advance the program through clinical development with Immatics retaining a co-promotion option in the U.S. In preclinical proof-of-concept studies, IMA401 demonstrated anti-tumor activity with complete remissions in different in vivo tumor models including patient-derived xenograft models. A clinical trial application (CTA, the equivalent of an IND in Europe) for the IMA401 program was filed in November 2021 with the Paul-Ehrlich-Institute, the relevant German regulatory authority and approved in February 2022. Start of the Phase 1 clinical trial is planned for the first half of 2022.

•	TCER® IMA402 (PRAME) – Immatics presented data from its second TCER® program IMA402 at the 17th Annual PEGS Boston Protein Engineering and Cell Therapy Summit in May 2021 demonstrating preclinical proof-of-concept for the program. IMA402 showed in vitro anti-tumor activity and consistent tumor regression including complete responses in an in vivo tumor model. Continuation of GMP process development and IND-enabling activities for IMA402 is anticipated in 2022. Manufacturing of the clinical batch is targeted for the second half of 2022 and initiation of the Phase 1 trial is planned in 2023.

Corporate Developments

Board of Directors Update

•	In March 2022, Nancy Valente, M.D., was appointed to the Immatics’ Board of Directors and will be nominated for election at the Company’s Annual General Meeting in June 2022. Nancy Valente brings to Immatics over 20 years of experience in oncology and hematology drug development. In her last position at Genentech/Roche, she was Senior Vice President, Oncology Product Development, where she helped to build a diverse portfolio of new oncology therapies encompassing small molecules, antibodies, bispecific antibodies and antibody drug conjugates including Gazyva®, Polivy®, Hemlibra® and Venclexta®, a first-to-market BCL-2 inhibitor. Additional information about Nancy Valente and the other members of Immatics’ Board of Directors can be found on the Immatics website.

•	In July 2021, Immatics adopted a one-tier structure for its Board of Directors. As part of this process, the company’s CEO Harpreet Singh, Ph.D., joined the Board.

•	In June 2021, Friedrich von Bohlen und Halbach, Ph.D., Managing Director of dievini Hopp BioTech Holding GmbH & Co. KG was elected to Immatics’ Board of Directors. Dr. von Bohlen und Halbach replaced Christof Hettich, L.L.D., who stepped down from the Board of Directors after 15 years of valuable service to the company.

Immatics Press Release March 23, 2022	3 | 10

Full Year 2021 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total €145.1 million ($164.3 million2) as of December 31, 2021 compared to €232.0 million ($262.7 million2) as of December 31, 2020. The decrease is mainly the result of financing of our ongoing research and development activities. This does not include $150 million cash received in February 2022 from the collaboration agreement signed with Bristol Myers Squibb in December 2021. Adding this upfront payment, the Company projects a cash runway into 2024.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was €34.8 million ($39.4 million2) for the year ended December 31, 2021, compared to €31.3 million ($35.4 million2) for the year ended December 31, 2020.

Research and Development Expenses: R&D expenses were €87.6 million ($99.2 million2) for the year ended December 31, 2021, compared to €67.1 million ($76.0 million2) for the year ended December 31, 2020. The increase mainly resulted from higher costs associated with the advancement of the clinical and pre-IND pipeline of candidates.

General and Administrative Expenses: G&A expenses were €33.8 million ($38.3 million2) for the year ended December 31, 2021, compared to €34.2 million ($38.7 million2) for the year ended December 31, 2020.

Net Loss: Net loss was €93.3 million ($105.7 million2) for the year ended December 31, 2021, compared to €211.8 million ($239.9 million2) for the year ended December 31, 2020. The decrease mainly resulted from a one-time, non-cash expense in connection with the ARYA merger in 2020 of €152.8 million ($173.0 million2).

Full financial statements can be found in the Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) and published on the SEC website under www.sec.gov.

Upcoming Investor Conferences

•	Bank of America Healthcare Conference (in person) Las Vegas, NV – May 10-12, 2022

•	Jefferies LLC Healthcare Conference (in-person) New York, NY – June 8-10, 2022

•	Goldman Sachs Global Healthcare Conference, Rancho Palos Verdes, CA – June 14-16, 2022

•	Jefferies LLC London Healthcare Conference, London, U.K. – November 15-17, 2022

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

2 All amounts translated using the exchange rate published by the European Central Bank in effect as of December 31, 2021 (1 EUR = 1.1326 USD).

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on Twitter, Instagram and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

For more information, please contact:

Media and Investor Relations Contact
Jacob Verghese or Stephanie May
Trophic Communications
Phone: +49 89 2388 7731
immatics@trophic.eu
Immatics N.V.
Anja Heuer	Jordan Silverstein
Director Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	December 31, 2021	December 31, 2020
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	132,994	207,530
Other financial assets	12,123	24,448
Accounts receivable	682	1,250
Other current assets	6,408	5,763

Total current assets	152,207	238,991
Non-current assets
Property, plant and equipment	10,506	7,868
Intangible assets	1,315	914
Right-of-use assets	9,982	6,149
Other non-current assets	636	724

Total non-current assets	22,439	15,655

Total assets	174,646	254,646

Liabilities and shareholders’ equity
Current liabilities
Provisions	51	51
Accounts payable	11,624	10,052
Deferred revenue	50,402	46,600
Other financial liabilities	27,859	16,869
Lease liabilities	2,711	1,881
Other current liabilities	2,501	2,025

Total current liabilities	95,148	77,478
Non-current liabilities
Deferred revenue	48,225	85,475
Lease liabilities	7,142	4,306
Other non-current liabilities	68	—
Total non-current liabilities	55,435	89,781
Shareholders’ equity
Share capital	629	629
Share premium	565,192	538,695
Accumulated deficit	(537,813)	(444,478)
Other reserves	(3,945)	(7,459)

Total shareholders’ equity	24,063	87,387

Total liabilities and shareholders’ equity	174,646	254,646

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Loss of Immatics N.V.

	Year ended December 31,
	2021	2020	2019
	(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	34,763	31,253	18,449
Research and development expenses	(87,574)	(67,085)	(40,091)
General and administrative expenses	(33,808)	(34,186)	(11,756)
Other income	332	303	385

Operating result	(86,294)	(69,715)	(33,013)
Financial income	5,675	2,949	790
Financial expenses	(1,726)	(10,063)	(264)
Change in fair value of warrant liabilities	(10,990)	17,775	—
Share listing expense	—	(152,787)	—

Financial result	(7,041)	(142,126)	526

Loss before taxes	(93,335)	(211,841)	(32,487)
Taxes on income	—	—	—

Net loss	(93,335)	(211,841)	(32,487)
Attributable to:
Equity holders of the parent	(93,335)	(211,284)	(31,571)
Non-controlling interest	—	(557)	(916)

Net loss	(93,335)	(211,841)	(32,487)

Net loss per share - basic and diluted	(1.48)	(4.40)	(0.95)
Weighted average shares outstanding - basic and diluted	62,912,921	48,001,228	33,093,838

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Year ended December 31,
	2021	2020	2019
	(Euros in thousands)
Net Loss	(93,335)	(211,841)	(32,487)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax	—	—	—
Currency translation differences from foreign operations	3,514	(6,689)	(29)

Total comprehensive loss for the period	(89,821)	(218,530)	(32,516)
Attributable to:
Equity holders of the parent	(89,821)	(217,973)	(31,600)
Non-controlling interest	—	(557)	(916)

Total comprehensive loss for the period	(89,821)	(218,530)	(32,516)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Year ended December 31,
	2021	2020	2019
	(Euros in thousands)
Cash flows from operating activities
Loss before taxation	(93,335)	(211,841)	(32,487)
Adjustments for:
Interest income	(133)	(850)	(790)
Depreciation and amortization	5,260	4,424	3,858
Interest expense	566	289	170
Share listing expense	—	152,787	—
Equity settled share-based payment	26,403	22,908	152
MD Anderson compensation expense	—	45	700
(Decrease) Increase in other liabilities resulting from share appreciation rights	—	(2,036)	1,864
Payment related to share-based compensation awards previously classified as equity-settled	—	(4,322)	—
Net foreign exchange differences	554	(4,477)	3
Change in fair value of warrant liabilities	10,990	(17,775)	—
Changes in working capital
Decrease (increase) in accounts receivable	569	(294)	(563)
(Increase) in other assets	(483)	(1,600)	(1,497)
(Decrease) increase in accounts payable and other current liabilities	(31,784)	(23,387)	98,937
Interest received	175	808	790
Interest paid	(566)	(289)	(170)

Net cash used in operating activities	(81,784)	(85,610)	70,967

Cash flows from investing activities
Payments for property, plant and equipment	(5,106)	(7,420)	(2,143)
Cash paid for investments in Other financial assets	(11,298)	(58,087)	(77,810)
Cash received from maturity of investments classified in Other financial assets	24,448	49,662	74,888
Payments for intangible assets	(551)	(104)	(91)
Proceeds from disposal of property, plant and equipment	—	—	97

Net cash (used in)/provided by investing activities	7,493	(15,949)	(5,059)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders of the parent	94	217,918	—
Transaction cost deducted from equity	—	(7,939)	—
Payments for leases	(2,707)	(2,096)	(1,862)

Net cash used in financing activities	(2,613)	207,883	(1,862)

Net increase in cash and cash equivalents	(76,904)	106,324	64,046

Cash and cash equivalents at beginning of period	207,530	103,353	39,367

Effects of exchange rate changes on cash and cash equivalents	2,368	(2,147)	(60)

Cash and cash equivalents at end of period	132,994	207,530	103,353

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity (deficit)ccc attributable to shareholders of the parent	Non- controlling interest	Total share- holders’ equity (deficit)
Balance as of January 1, 2019	1,164	190,793	(201,623)	(741)	(10,407)	1,236	(9,171)
Other comprehensive loss	—	—	—	(29)	(29)	—	(29)
Net loss	—	—	(31,571)	—	(31,571)	(916)	(32,487)
Comprehensive loss for the year	—	—	(31,571)	(29)	(31,600)	(916)	(32,516)
Equity-settled tandem awards	—	152	—	—	152	—	152
MD Anderson compensation expense	—	—	—	—	—	700	700

Balance as of December 31, 2019	1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)

Balance as of January 1, 2020	1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss	—	—	—	(6,689)	(6,689)	—	(6,689)
Net loss	—	—	(211,284)	—	(211,284)	(557)	(211,841)
Comprehensive loss for the year	—	—	(211,284)	(6,689)	(217,973)	(557)	(218,530)
Reorganization	(833)	833	—	—	—	—	—
Issue of share capital
MD Anderson Share Exchange	7	501	—	—	508	(508)	—
PIPE Financing, net of transaction costs	104	89,973	—	—	90,077	—	90,077
ARYA Merger, net of transaction costs	180	237,864	—	—	238,044	—	238,044
SAR conversion	7	(7)	—	—	—	—	—

Total issuance of share capital	298	328,331	—	—	328,629	(508)	328,121
Equity-settled share-based compensation	—	22,908	—	—	22,908	—	22,908
Payment related to share-based compensation awards previously classified as equity-settled	—	(4,322)	—	—	(4,322)	—	(4,322)
MD Anderson milestone compensation expense	—	—	—	—	—	45	45

Balance as of December 31, 2020	629	538,695	(444,478)	(7,459)	87,387	—	87,387

Balance as of January 1, 2021	629	538,695	(444,478)	(7,459)	87,387	—	87,387
Other comprehensive income	—	—	—	3,514	3,514	—	3,514
Net loss	—	—	(93,335)	—	(93,335)	—	(93,335)
Comprehensive income/(loss) for the year	—	—	(93,335)	3,514	(89,821)	—	(89,821)
Equity-settled share-based compensation	—	26,403	—	—	26,403	—	26,403
Share options exercised	—	94	—	—	94	—	94

Balance as of December 31, 2021	629	565,192	(537,813)	(3,945)	24,063	—	24,063

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